EXHIBIT 2

PROXY STATEMENT

SILICOM LTD. 8 Hanagar St. Kfar Sava Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
December 21, 2006

        The enclosed proxy is being solicited by the board of directors (the “Board”) of Silicom Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on December 21, 2006, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Company’s management.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about November 16, 2006. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on November 13, 2006 are entitled to vote at, the Meeting. At November 13, 2006, 5,213,600 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least fifty one per cent (51%) of the Outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until December 28, 2006 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of resolutions numbered one, three, four and five stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolutions (hereinafter an “Ordinary Majority”).

        Approval of resolution number two stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such resolutions, provided that if the total number of Ordinary Shares voted against any such resolution by shareholders of the Company that do not have a “personal interest” (as such term is defined below) (a “Personal Interest”) in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (hereinafter an “Ordinary One-Third Disinterested Shareholder Majority”).

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 13, 2006, the number of Ordinary Shares, including options to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Yehuda Zisapel	827,586	15.63%
Zohar Zisapel	673,723	12.92%
Sussman Robert Mark	531,400	10.19%
All directors and officers as a group	1,110,901	20.31%

PROPOSAL I

ELECTION OF DIRECTORS

        The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The Company’s Articles of Association specify that the number of directors may be determined from time to time by the general meeting of the shareholders of the Company. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected. The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yehuda Zisapel	63	Mr. Zisapel is a co-founder of the Company and has served as a Director since its inception in 1987 and served as a Chairman of the Board from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd., Bynet Data Communications Ltd. and its subsidiaries and other companies in the Rad Group. In 1966 and 1968, Mr. Zisapel received a B.Sc. and a M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Avi Eizenman	49	Mr. Eizenman is a co-founder of the Company and served as its President and Chief Executive Officer, as well as Director since its inception in 1987. Mr. Eizenman stepped down as Chief Executive Officer on April 1, 2001, and became Chairman of the Board on that date. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu (`Shaike') Orbach	55	Mr. Orbach was appointed President and Chief Executive Officer in April 2001 and has served as our Director since December 2001. Prior to that, for a period of four and a half years, Mr. Orbach served as the President and Chief Executive Officer of Opgal Ltd. a high-tech subsidiary of Raphael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. Mr. Orbach holds a B.Sc degree in Mechanical Engineering from the Technion.

        The shareholders of the Company will requested to adopt the following resolution at the Meeting:

         RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company’s shareholders and to elect Yeshayahu (‘Shaike’) Orbach, as a director of the Company for the coming year until the next annual meeting of the Company’s shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

        Election of Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach as directors requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Board expresses no recommendation as to the vote on the above resolution.

PROPOSAL II

RENEWAL OF INSURANCE POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

        In order to induce individuals to serve as directors and/or officers of the Company, it is critical that the Company maintain adequate directors and officers insurance (“D&O Insurance”). Therefore, the Company, with the approval of its shareholders, previously procured liability insurance for its directors and officers to provide for coverage of up to $4 million. Such a D&O Insurance policy was procured by the Company as of February 1, 2004 from the Genesis Insurance Company, was renewed as of February 1, 2005, and remained in effect until January 31, 2006. The D&O Insurance policy was renewed by the Company as of February 1, 2006 and will remain in effect until January 31, 2007. The renewed policy bears an annual premium of $50,000.

        Pursuant to the Companies Law -1999 (the “Companies Law”), the terms of compensation of members of the Board, including the purchase of D&O Insurance, require the approval of the audit committee of the Board (the “Audit Committee”), the Board and the shareholders of the Company. The Company’s Audit Committee and its Board have ratified the Company’s renewal of the D&O Insurance policy to provide for coverage of up to $4 million for the period commencing February 1, 2006 until January 31, 2007.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, that the renewal of Directors and Officers Insurance as previously procured from the Genesis Insurance Company, providing for coverage of up to $4,000,000, and any further extensions, renewals and increases of such policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, are hereby ratified and approved.

        The above insurance policy provides coverage for directors of the Company who are also “controlling shareholders” (as such term is defined the Companies Law). Therefore, the ratification of the renewal of the insurance policy constitutes a transaction with a controlling member pursuant to the Companies Law, which requires approval by an Ordinary One-Third Disinterested Shareholder Majority (as defined in this proxy statement).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined in this proxy statement) in connection with this Proposal II as a condition for his or her vote to be counted with respect to this Proposal II. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal II, his or her vote with respect to this Proposal II will be disqualified.

        The Board expresses no recommendation as to the vote on the above resolution.

PROPOSAL III

APPROVING GRANT OF BONUS AND SALARY INCREASE TO CHIEF EXECUTIVE OFFICER

        Pursuant to the Companies Law, the terms of compensation of members of the Board, including with respect to the terms of such members’ employment in other positions in the Company, require approval by each of the Audit Committee, the Board and shareholders of the Company, in such order.

        Following the approval by the Audit Committee and the Board (with the exception of Shaike Orbach who did not participate in the vote, as required by the Companies Law), the shareholders of the Company are being asked to approve: (i) the grant of a bonus in the amount of NIS 150,000 (the equivalent of approximately $35,000) (“Shaike’s Bonus”) to Shaike Orbach, the Company’s Chief Executive Officer, who is also a member of the Board; and (ii) an increase in Shaike Orbach’s monthly salary, whereby following such increase Shaike Orbach’s monthly salary shall be NIS 52,000 (the equivalent of approximately $12,000).

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of a bonus in the amount of NIS 150,000, to the Company’s Chief Executive Officer, Yeshayahu (‘Shaike’) Orbach and an increase in his salary, such that Shaike Orbach’s monthly salary shall be NIS 52,000.

        Approval of the grant of Shaike’s Bonus and the increase in his salary require the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board, with the exception of Shaike Orbach who expresses no recommendation as to the vote on the above resolution, recommends that the shareholders vote “FOR” the approval of the grant of Shaike’s Bonus and the increase in his salary.

PROPOSAL IV

APPROVING GRANT OF BONUS TO CHAIRMAN OF THE BOARD

        Pursuant to the Companies Law, the terms of compensation of members of the Board require approval by each of the Audit Committee, the Board and shareholders of the Company, in such order.

        Following the approval by the Audit Committee and the Board (with the exception of Avi Eizenman who did not participate in the vote, as required by the Companies Law), the shareholders of the Company are being asked to approve the grant of a bonus in the amount of NIS 150,000 (the equivalent of approximately $35,000) (“Avi’s Bonus”) to Avi Eizenman, Chairman the Company’s Board.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of a bonus in the amount of NIS 150,000, to the Chairman of the Company’s Board of Directors, Avi Eizenman.

        Approval of the grant of Avi’s Bonus requires the vote of an Ordinary Majority (as defined in this proxy statement).

        The Board, with the exception of Avi Eizenman who expresses no recommendation as to the vote on the above resolution, recommends that the shareholders vote “FOR” the approval of the grant of Avi’s Bonus.

PROPOSAL V

APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS

        The audit committee and the Board of Directors have authorized the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent certified public accountants of the Company for the period commencing January 1, 2006 and until the next annual shareholders meeting. The Board of Directors believes that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the audit committee of the Board of Directors shall fix the remuneration of Somekh Chaikin in accordance with the volume and nature of their services.

        A representative of Somekh Chaikin will be invited to be present at the Meeting and the fees paid to Somekh Chaikin for its audit services and non-audit services shall be reported to the shareholders of the Company at the Meeting.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to ratify the appointment of Somekh Chaikin as the independent public accountants of the Company for the period commencing January 1, 2006 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The appointment of Somekh Chaikin requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Board of Directors unanimously recommends that the shareholders vote “FOR” the appointment of Somekh Chaikin as the independent public accountants of the Company.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF DECEMBER 31, 2005
AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2005 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company’s audited financial statements for the fiscal year ended December 31, 2005.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

        In addition to the accompanying proxy card, please find enclosed a copy of the Consolidated Balance Sheet and Profit and Loss Statement of the Company for the year ended December 31, 2005.

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Accommodations for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (`Shaike') Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: November 16, 2006